UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 AMENDMENT NO. 3

TO

SCHEDULE TO

SCHEDULE 13E-3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Truett-Hurst, Inc.
 (Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Common Stock, par value $0.001 per share
 (Title of Class of Securities)

897871109
 (CUSIP Number of Class of Securities)

Paul E. Dolan, III
President and Chief Executive Officer
Truett-Hurst, Inc.
125 Foss Creek Circle
Healdsburg, CA 95448
Telephone: (707) 431-4423
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
David Makarechian
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,400,000.00	$290.88

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 1,000,000 shares of the Class A common stock, par value $0.001 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$290.88	Filing Party:	Truett-Hurst, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	January 14, 2019

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission by Truett-Hurst, Inc., a Delaware corporation ("Truett-Hurst" or the "Company"), on January 14, 2019, as amended and supplemented on February 11, 2019 and February 14, 2019. The Schedule TO relates to the offer by the Company to purchase up to 1,000,000 shares of its Class A common stock, $0.001 par value per share (the "Shares"), including Shares issued upon exchange of limited liability company interests of H.D.D., LLC (the “LLC” and such limited liability company interests, the “LLC Units”), at a price of $2.40 per Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2019 (together with any subsequent amendments and supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

“On February 25, 2019, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on February 22, 2019. A copy of the press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated herein by reference.”

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit (a)(5)(iv)   Press Release, dated February 25, 2019.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Item 13 of the Schedule TO is hereby amended and supplemented by adding the following in the section entitled Schedule 13E-3, Item 16. Exhibits:

Exhibit (a)(5)(iv) Press Release, dated February 25, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete and correct.

TRUETT-HURST, INC.

Dated: February 25, 2019	By:	/s/ Paul E. Dolan, III
		Name:	Paul E. Dolan, III
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.		Description
(a)(1)(i)	*	Offer to Purchase, dated January 14, 2019.

(a)(1)(ii)	*	Letter of Transmittal.

(a)(1)(iii)	*	Notice of Guaranteed Delivery.

(a)(1)(iv)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)		Not applicable.

(a)(3)		Not applicable.

(a)(4)		Not applicable.

(a)(5)(i)	*	Press Release, dated January 14, 2019.

(a)(5)(ii)	*	Press Release, dated February 11, 2019.

(a)(5)(iii)	*	Press Release, dated February 14, 2019.

(a)(5)(iv)		Press Release, dated February 25, 2019.

(b)		Not applicable.

(c)(1)	*	Fairness Opinion of MHT Securities L.P., dated as of January 3, 2019 to the Special Committee of the Board of Directors of the Company.

(c)(2)	*	Presentation of MHT Securities L.P., dated January 3, 2019 to the Special Committee of the Board of Directors of the Company.

(d)(1)	*	2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 submitted to the SEC on March 11, 2013).

(d)(2)	*	Exchange Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc. and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K submitted to the SEC on June 25, 2013).

(d)(3)	*	Tax Receivable Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc., H.D.D. LLC and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K submitted to the SEC on June 25, 2013).

(d)(4)	*	Registration Rights Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc. and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to the Report on Form 8-K submitted to the SEC on June 25, 2013).

(d)(5)	*	Third Amended and Restated Operating Agreement of H.D.D. LLC, dated as of June 19, 2013 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K submitted to the SEC on June 25, 2013).

(f)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

* Previously filed.